2855 Sanford Ave SW #30666

Grandville, MI, 49418

+44 01455-290363

December 7, 2017

VIA EMAIL AND EDGAR

Beverly Singleton

Melissa Raminpour

Ryan Adams

John Dana Brown - Attorney Advisor

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

100 F. Street, N.E.

Washington, D.C. 20549

BrownJ@sec.gov

Re: Arazu Incorporated

Registration Statement on Form S-1

Filed September 4, 2014

File No. 333-198570

Ladies and Gentlemen:

Arazu Incorporated, a Florida corporation (the “Company”), pursuant to Rule 259(a) of the Securities Act of 1933, as amended (the “Act”), hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-198570) submitted to the Securities and Exchange Commission (the “Commission”) on September 4, 2014 together with all exhibits thereto (the “Registration Statement”). The proposed public offering covered by the Registration Statement, which was not declared effective, was abandoned due to lack of financing, and no securities were sold in connection with the offering.

If you have any questions, or require anything further assistance regarding this request, please contact John D. Thomas at (801) 816-2536.

Very truly yours,

/s/ Paul Clewlow

Paul Clewlow

Chief Executive Officer